November 27, 2006

U. S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549-7010

United States

ATTENTION:

Jill S. Davis

Branch Chief

Dear Ms. Davis:

RE:

Gentry Resources Ltd (“Gentry” or the “Company”)

Form 40F – for the year ended December 31, 2005

Your File #0-29878

Pursuant to your letter of November 15, 2006 regarding the above captioned matter, we respond as follows:

Principal Accountant Fees and Services

In the second half of 2005, Gentry reviewed a transaction whereby Gentry would potentially acquire a controlling interest in an arms length company (“Lossco”), and subsequently spin out some of its exploration properties to Lossco.  This review was undertaken as part of a corporate review/planning strategy.

In connection with this review, Gentry requested its auditors, Collins Barrow Calgary LLP (“Collins Barrow”), attend a meeting with representatives of both Gentry and Lossco to assist Gentry with understanding the tax implications of the potential transaction.  Collins Barrow also assisted Gentry with the review of the tax pools and understanding the tax calculations prepared by the management of Lossco.

The fees for these services amounted to CAD $5,500 and were disclosed in the Company’s most recent 40F filing as Other Fees – corporate planning services.

Collins Barrow has prepared a letter dated November 24, 2006 which confirms their compliance with Rule 2-01(c)(4) in respect of their services rendered.  A copy of this letter is enclosed for your files.

Closing Comments

In connection with responding to your comments, Gentry acknowledges that:

♦

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

♦

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

♦

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust the above information and enclosure satisfies your queries as outlined in your letter of November 15th, 2006, however, should you have any additional questions or require anything further, please do not hesitate to contact the undersigned at your convenience.

Yours truly,

GENTRY RESOURCES LTD

Ketan Panchmatia

Chief Financial Officer

Enclosure

/kp